UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-41657

CBL INTERNATIONAL LIMITED

(Registrant’s Name)

Level 23-2, Menara Permata Sapura
Kuala Lumpur City Centre
50088 Kuala Lumpur
Malaysia
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

Exhibits.

Number	Description
10.1	Share Sale and Purchase Agreement dated as of April 22, 2026 by and between FINANCENT (HK) LIMITED and BANLE INVESTMENT HOLDINGS LIMITED.
99.1	CBL International Limited Acquires Majority Stake in Green Marine Energy Holdings Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CBL International Limited

	By:	/s/ Teck Lim Chia
	Name:	Teck Lim Chia
Date: April 22, 2026	Title:	Chief Executive Officer